July 12, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Kamada Ltd. (the "Company")
Registration Statement on Form F-3
Filed November 28, 2016
File No. 333-214816

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 12, 2017, or as soon thereafter as is practicable.

Very truly yours, Kamada Ltd. By: /s/ Gil Efron Name: Gil Efron Title: Deputy Chief Executive Officer and Chief Financial Officer

●	www.kamada.com

Head Office 2 Holzman St., Science Park, P.O. Box 4081, Rehovot, 7670402, Israel  | Tel. +972-8-9406472  | Fax. +972-89406473
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